Exhibit (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
All Outstanding Shares of 7% Series B Convertible Preferred Stock

of

MATTERSIGHT CORPORATION
a Delaware corporation

at

$2.70 Net Per Share of Common Stock
$7.80 Net Per Share of 7% Series B Convertible Preferred Stock, plus accrued but unpaid dividends thereon
Pursuant to the Offer to Purchase dated May 10, 2018

by
NICE ACQUISITION SUB, INC.
a wholly-owned subsidiary of

NICE SYSTEMS, INC.
a wholly-owned subsidiary of

NICE LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.,
NEW YORK TIME, ON JUNE 7, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED,
THE “EXPIRATION DATE”).

May 10, 2018
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by NICE Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly-owned subsidiary of NICE Systems, Inc., a Delaware corporation (which we refer to as “Parent”) and a wholly-owned subsidiary of NICE Ltd., a company organized under the laws of the State of Israel (which we refer to as “NICE”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase for cash (i) all of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”) of Mattersight Corporation, a Delaware corporation (which we refer to as “Mattersight”), at a purchase price of  $2.70 per Common Share, and (ii) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”, and collectively with the Common Shares, the “Mattersight Shares”), of Mattersight at a purchase price of  $7.80 per Preferred Share plus any accrued and unpaid dividends payable thereon, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2018 (which we refer to as the “Offer to Purchase”) and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Mattersight Shares registered in your name or in the name of your nominee.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Mattersight Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.   The Offer to Purchase;
2.   The Letter of Transmittal for your use in accepting the Offer and tendering Mattersight Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.   A form of letter that may be sent to your clients for whose accounts you hold Mattersight Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;
4.   A return envelope addressed to Continental Stock Transfer & Trust Company, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), for your use only; and
5.   A notice of guaranteed delivery to be used to accept the Offer if shares and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (which we refer to as the “Notice of Guaranteed Delivery”).
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., New York time, on June 7, 2018, unless the Offer is extended or earlier terminated.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 25, 2018 (which we refer to, together with any amendments thereto, as the “Merger Agreement”), by and among Parent, Purchaser, Mattersight, and, for limited purposes, NICE. The Merger Agreement provides, among other things, that, as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Mattersight in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”), with Mattersight continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent.
For Mattersight Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Mattersight Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary in accordance with the Offer to Purchase and the Letter of Transmittal.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Mattersight Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Mattersight Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Stockholders May Call Toll Free: (800) 290-6432
Banks and Brokers May Call Collect: (212) 269-5550
Email: matr@dfking.com